FTN FINANCIAL SECURITIES CORP
(A Wholly Owned Subsidiary of
First Tennessee Bank National Association)

Statement of Financial Condition

December 31, 2018

(With Reports of Independent Registered Public Accounting Firm Thereon)

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-51393

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2018 (MM/DD/YY) AND ENDING 12/31/2018 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: FTN FINANCIAL SECURITIES CORP

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

845 CROSSOVER LANE, SUITE 150
(No. and Street)

MEMPHIS	TN	38117
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

DONALD A RITCHESON — (901) 435-8014
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP
(Name – *if individual, state last, first, middle name*)

6070 POPLAR AVENUE, SUITE 450	MEMPHIS	TN	38119
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.



OATH OR AFFIRMATION

I, DONALD A RITCHESON, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of FTN FINANCIAL SECURITIES CORP, as of DECEMBER 31, 2018, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

DENISE L MUELLER STATE OF TENNESSEE NOTARY PUBLIC SHELBY COUNTY

Signature

CHIEF FINANCIAL OFFICER

Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



KPMG LLP
Triad Centre III
Suite 450
6070 Poplar Avenue
Memphis, TN 38119-3901

Report of Independent Registered Public Accounting Firm

To the Stockholder and the Board of Directors
FTN Financial Securities Corp:

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of FTN Financial Securities Corp (the Company) as of December 31, 2018, and the related notes (collectively, the financial statement). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2018, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

KPMG LLP

We have served as the Company's auditor since 2002.

Memphis, Tennessee
February 28, 2019

FTN FINANCIAL SECURITIES CORP
(A Wholly Owned Subsidiary of
First Tennessee Bank National Association)

Statement of Financial Condition

December 31, 2018

Assets

Cash and cash equivalents	$	105,488,939
Cash segregated for regulatory purposes		3,000,000
Securities owned, at fair value		301,114,309
Securities purchased under agreements to resell		29,315,000
Securities borrowed		135,734,310
Receivable from customers		756,988
Receivable from brokers and dealers		166,856
Receivable from clearing organizations		7,214,591
Receivable from FTBNA, net		18,900
Accrued interest receivable		2,525,553
Furniture, equipment and leasehold improvements, net		17,572
Other assets		2,465,958
Total assets	$	587,818,976

Liabilities and Stockholder's Equity

Securities sold, not yet purchased, at fair value	$	171,633,438
Securities sold under agreements to repurchase		50,000,000
Payable to customers		31,781
Payable to brokers and dealers		76,372
Payable to clearing organizations		51,263
Accrued interest payable		1,455,888
Accrued compensation and benefits		1,330,040
Long-term secured borrowing		1,668,460
Deferred tax liability, net		235,897
Other accrued expenses		445,808
Total liabilities		226,928,947
Commitments and contingencies (see note 12)		—
Stockholder's equity:		
Common stock, $1 par value per share. Authorized, issued, and outstanding 1,000 shares		1,000
Additional paid-in capital		118,606,647
Retained earnings		244,283,825
Accumulated other comprehensive loss, net		(2,001,443)
Total stockholder's equity		360,890,029
Total liabilities and stockholder's equity	$	587,818,976

See accompanying notes to financial statements.

(1) Organization and Significant Accounting Policies

(a) Organization and Operations

FTN Financial Securities Corp (the Company), a Tennessee corporation, was formed on October 30, 1998, to act as an underwriter, broker, and dealer of certain debt and equity instruments, including corporate and municipal bonds, government and government agency securities, mortgage-backed securities, common and preferred stocks, and other asset-backed securities, and derivatives thereof. The Company is also permitted to engage in investment banking services. The Company was capitalized on January 19, 1999 as, and continues to be, a wholly owned subsidiary of First Tennessee Bank National Association (FTBNA), which is a wholly owned subsidiary of First Horizon National Corporation (FHN).

The Company is registered as a securities dealer with the Securities and Exchange Commission (SEC), the Financial Industry Regulatory Authority (FINRA), and various state agencies and is a member of the Municipal Securities Rulemaking Board (MSRB). As such, the Company is subject to the rules and regulations of these federal and state regulatory agencies. As a subsidiary of a national bank, the Company is also subject to oversight by the Office of the Comptroller of the Currency.

The Company is a self-clearing broker/dealer and transacts business with non-broker/dealer customers in delivery versus payment/receipt versus payment accounts, but does not custody funds or securities on behalf of such customers.

(b) Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles (GAAP) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

On an ongoing basis, the Company evaluates its estimates and assumptions, including those related to fair value measurements and income taxes. These estimates and assumptions are based on management's best estimates and judgments. Management adjusts such estimates and assumptions when facts and circumstances dictate. The Company bases its estimates on historical experience and the current economic environment and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities not readily apparent from other sources. Fair value measurements are potentially subject to material changes in the near term. Actual results could differ significantly from those estimates.

(c) Cash and Cash Equivalents and Cash Segregated for Regulatory Purposes

Cash and cash equivalents as presented in the statement of financial condition include cash on hand and due from banks and exclude cash segregated for regulatory purposes. The Company

segregates cash for regulatory purposes which includes cash on deposit in a special bank account for the exclusive benefit of customers pursuant to SEC Rule 15c3-3.

(d) *Securities Purchased Under Agreements to Resell*

Securities purchased under agreements to resell ("reverse repurchase agreements") are collateralized transactions that are recorded at their contractual amounts plus accrued interest. These agreements are short-term in nature. The Company obtains control of the collateral and the Company values the collateral on a daily basis, with additional collateral obtained by repricing the contract when necessary to minimize the risk associated with this activity. These agreements are accounted for as collateralized financings. It is the Company's policy to obtain possession of the securities purchased under agreements to resell, consisting primarily of U.S. government securities.

(e) *Securities Sold Under Agreements to Repurchase*

Securities sold under agreements to repurchase ("repurchase agreements") are collateralized financing transactions that are recorded at their contractual amounts plus accrued interest. The Company makes delivery of securities sold under agreements to repurchase and monitors the value of collateral on a daily basis. These agreements are accounted for as collateralized financings and when necessary, the Company will deliver additional collateral, consisting primarily of U.S. government or corporate debt securities, typically by repricing the contract.

(f) *Securities Borrowed*

Securities borrowed require the Company to deliver cash to the lender in exchange for securities and are included in securities borrowed in the statement of financial condition. The Company monitors the market value of securities borrowed on a daily basis, with additional collateral obtained or refunded as necessary. Substantially all of these transactions are executed under master netting agreements, which gives the Company the right of offset in the event of counterparty default. It is the Company's policy to obtain possession of the securities borrowed, consisting primarily of corporate bonds.

(g) *Furniture, Equipment, and Leasehold Improvements, net*

Furniture, equipment, and leasehold improvements consist of leasehold improvements, office furniture and fixtures, computer equipment, and other electronic data processing equipment. Depreciation expense for furniture, fixtures, and equipment is computed over estimated useful lives of five to eight years using the straight-line method. Leasehold improvements are amortized over the lesser of the economic useful life of the improvement or the term of the lease using the straight-line method.

(h) *Securities Transactions*

Securities transactions are recorded on a trade date basis, as if they had settled.

Securities owned and securities sold, not yet purchased are valued at fair value.

 (Continued)

(i) *Derivative Instruments*

The Company buys and sells securities for resale to customers. When these securities settle on a delayed basis, they are considered forward contracts as free-standing derivative instruments. For these free-standing derivative instruments, they are recorded in securities owned, at fair value, and securities sold, not yet purchased, at fair value and changes in fair value are recognized in earnings. There were no derivative instruments recorded on the statement of financial condition at December 31, 2018. Fair value is defined as the amount the Company would receive or pay in the market to replace the derivative as of the valuation date. Fair value is determined using available market information and appropriate valuation methodologies, including recent transactions, quoted prices and reference to prices for similar securities. Credit risk related to these transactions is controlled through credit approvals, risk control limits, and ongoing monitoring procedures.

(j) *Deferred Income Taxes*

Deferred tax assets and liabilities are the expected future tax amounts for the temporary differences between carrying amounts and tax bases of assets and liabilities, computed using enacted tax rates. A valuation allowance is required for deferred tax assets if, based on available evidence, it is more likely than not that all or some portion of the asset may not be realized due to the inability to generate sufficient taxable income in the period and/or of the character necessary to utilize the benefit of the deferred tax asset. There are currently no valuation allowances respective to the Company's deferred tax assets.

(k) *Fair Value*

The Company's financial instruments are either carried at fair value or considered to be stated at fair value due to their short term nature. The Company follows the guidance set forth in ASC 820, *Fair Value Measurements and Disclosures*, including all amendments and updates, to determine the fair value of financial instruments, the details of which are disclosed in Note 5.

(l) *Subsequent Events*

In connection with the preparation of the financial statements and in accordance with ASC 855, *Subsequent Events*, the Company has evaluated subsequent events through February 28, 2018, which was the date the financial statements were available to be issued, and concluded that no subsequent events have occurred that would require recognition in the financial statements or disclosure in the notes to the financial statements.

(2) Income Taxes

The Company is included in the consolidated tax return of FHN. The provision for income taxes is calculated by using a "separate return" method. Under this method, the Company provides for taxes as if a separate return is filed with the tax authority, thereby reporting taxable income or loss and paying the applicable tax to or receiving the appropriate refund from FHN pursuant to a tax-sharing agreement. The current provision is the amount of tax payable or refundable on the basis of a hypothetical, current-year separate return. The Company provides for deferred taxes on temporary differences and on any carryforwards that could be claimed on a hypothetical return and assesses the need for a valuation allowance on the basis of the projected separate return results.

As of December 31, 2018, the Company had net deferred tax liabilities of $235,897 consisting of gross deferred tax assets of $653,928 and gross deferred tax liabilities of $889,825. As of December 31, 2018, $604,240 was due from FTBNA for current income taxes and is a component of receivable from FTBNA, net in the Company's statement of financial condition.

The components of deferred income taxes in the accompanying statement of financial condition at December 31, 2018 are as follows:

Deferred tax assets:	
Deferred tax on minimum pension liability	$ 653,928
Gross deferred tax assets	653,928
Deferred tax liabilities:	
Employee benefits	720,164
Prepaid expenses	164,351
Other	5,310
Gross deferred tax liabilities	889,825
Net deferred tax liabilities	$ 235,897

Management has concluded that the realization of the deferred tax asset is more likely than not as a result of the Company's expected ability to generate sufficient taxable income in future periods to utilize the benefit of the deferred tax assets. Accordingly, there was no valuation allowance as of December 31, 2018.

ASC 740 defines the threshold for recognizing the benefits of tax return positions in the financial statements as "more-likely than-not" to be sustained by the taxing authority. This section also provides guidance on the derecognition, measurement, and classification of income tax uncertainties in interim periods. As of December 31, 2018, the Company had no unrecognized tax benefits related to federal or state income tax matters. The Company accounts for interest and penalties, if any, as a component of income tax expense. With few exceptions, the Company is no longer subject to federal or state and local tax examinations by tax authorities for years before 2013.

(3) Receivable from and Payable to Customers, Broker/Dealers, and Clearing Organizations

Receivable from and payable to customers and broker/dealers consist primarily of securities failed to deliver, securities failed to receive, and securities transactions which have yet to reach their settlement date. The amount receivable from clearing organizations consists of receivables from and deposits with various clearing organizations. Amounts receivable from and payable to customers, broker/dealers and clearing organizations at December 31, 2018 consist of the following:

	Receivable	Payable
Securities failed to deliver/receive – broker/dealer	$ —	—
Net pending trades receivable/payable – broker/dealer	128,136	—
Other - broker/dealer	38,720	76,372
Broker/dealer subtotal	166,856	76,372
Securities failed to deliver/receive – customer	756,988	31,781
Other – customer	—	—
Customer subtotal	756,988	31,781
Receivable from/payable to clearing organizations	7,214,591	51,263
Total	$ 8,138,435	159,416

(4) Securities Owned and Securities Sold, Not Yet Purchased

As of December 31, 2018, securities owned and securities sold, not yet purchased consist of trading securities at fair value as follows:

	Securities owned	Securities sold, not yet purchased
Corporate obligations	$ 154,033,408	127,543,473
U.S. government and agency obligations	146,906,046	44,089,965
Equity and other securities	174,855	—
Total	$ 301,114,309	171,633,438

(5) Fair Value of Assets and Liabilities

In accordance with ASC 820, the Company groups its assets and liabilities measured at fair value in three levels, based on the markets in which such assets and liabilities are traded and the reliability of the inputs used to determine fair value. This hierarchy requires the Company to maximize the use of observable market data, when available, and to minimize the use of unobservable inputs when

determining fair value. Each fair value measurement is placed into the proper level based on the lowest level of significant input. The levels are:

- Level 1 – Valuation is based upon quoted prices for identical instruments traded in active markets.

- Level 2 – Valuation is based upon quoted prices for similar instruments in active markets, quoted prices for identical or similar instruments in markets that are not active, and model-based valuation techniques for which all significant assumptions are observable in the market.

- Level 3 – Valuation is generated from model-based techniques that use significant assumptions not observable in the market. These unobservable assumptions reflect our own estimates of assumptions that market participants would use in pricing the asset or liability. Valuation techniques include use of option pricing models, discounted cash flow models, and similar techniques.

The fair value of a financial instrument is the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (an exit price). Financial assets are marked to bid prices and financial liabilities are marked to offer prices. Fair value measurements do not include transaction costs. The best evidence of fair value is a quoted price in an active market. If listed prices or quotations are not available, fair value is determined by reference to prices for similar instruments, quoted prices or recent transactions in less active markets, or internally developed prices that primarily use as inputs market-based or independently sourced parameters, including, but not limited to, interest rates, volatilities, debt prices, credit curves and funding rates.

Fair value of assets and liabilities measured on a recurring basis are as follows:

| | December 31, 2018 | | | |
	Total	Level 1	Level 2	Level 3
Securities owned	$ 301,114,309	—	301,114,309	—
Securities sold, not yet purchased	171,633,438	—	171,633,438	—

The Company did not fair value any assets or liabilities on a nonrecurring basis at December 31, 2018.

Level Changes in Fair Value Measurements

For the year ended December 31, 2018, there were no transfers between levels.

Other Fair Value Disclosures

The securities owned and securities sold, not yet purchased are carried at fair value on the consolidated statement of financial condition.

The following represent financial instruments in which the ending balance at December 31, 2018 is not carried at fair value on the statement of financial condition. If the following instruments were

carried at fair value and categorized using the above fair value hierarchy, these items would be considered level 2 for purposes of ASC 820, except for cash and cash equivalents and cash segregated for regulatory purposes, which would be considered level 1 for purposes of ASC 820.

Short-Term Financial Instruments: The carrying value of short-term financial instruments, including cash and cash equivalents, cash segregated for regulatory purposes, repurchase agreements, reverse repurchase agreements and securities borrowed are recorded at amounts that approximate the fair value of these instruments. These financial instruments generally expose the Company to limited credit risk and have no stated maturities or have short-term maturities and carry interest rates that approximate market rates.

Receivables and Other Assets: Receivables from customers, broker-dealers and clearing organizations, other receivables and certain other assets are recorded at amounts that approximate fair value due to their short-term expected maturities.

Payables: Payables to customers, broker-dealers, clearing organizations and certain other liabilities are recorded at amounts that approximate fair value due to their short-term expected maturities.

(6) Securities Purchased Under Agreements to Resell, Securities Borrowed and Related Collateral Arrangements

The Company enters into purchases of securities under agreements to resell and securities borrowed transactions, which are reflected as assets on the statement of financial condition. The Company has accepted securities, which it is permitted to repledge or sell, as collateral for securities purchased under agreements to resell and securities borrowed transactions. At December 31, 2018, securities with a fair value totaling $29,491,106 were purchased under agreements to resell at prices totaling $29,315,000; and the Company deposited cash in the amount of $135,734,310 and accepted as collateral securities with a fair value of $132,495,379 under securities borrowing arrangements. At December 31, 2018, the fair value of the above described collateral, including accrued interest, was $161,986,485, of which $156,466,855 had been repledged or sold by the Company. The collateral is primarily received from other broker/dealers and is used by the Company to settle related securities sold, not yet purchased transactions to hedge its long inventory position.

(7) Securities Sold Under Agreements to Repurchase

The Company enters into sales of securities under agreements to repurchase, with the obligation to repurchase the securities sold reflected as a liability on the statement of financial condition. At December 31, 2018, securities owned with a fair value totaling $54,873,235 were sold under agreements to repurchase at prices totaling $50,000,000 with a maturity date of January 2, 2019.

(8) Short-Term Secured Borrowing

As of and during the year-end December 31, 2018, the loan balance on the Company's revolving line of credit was zero. The line of credit, when extended, bears interest at a variable rate, which is based on overnight LIBOR plus 100 basis points. The line of credit has a maximum available borrowing of

$200,000,000. The Company posts collateral of corporate bonds as security for the outstanding short-term borrowing. The line of credit has a maturity date of December 31, 2019.

(9) **Transactions with Related Parties**

FTBNA and FHN provide the Company certain accounting, technology, administrative, audit, and legal functions for a fee payable monthly, pursuant to various administrative services agreements between the Company and FTBNA and FHN. In addition, the Company leases office space and furniture and fixtures from FTBNA.

Salaries and other compensation for certain dual-registered employees that incur time related to both Company and FTBNA operating activities are allocated based on established policies and procedures.

Employees of the Company participate in certain benefit programs sponsored by FTBNA or FHN, including a defined benefit pension plan, a contributory savings plan, and a postretirement medical plan, as well as medical and group life insurance plans. A portion of the cost of these benefit programs has been allocated to the Company based upon the number of employees, salary levels, and other relevant measures. The actuarial and plan asset information pertaining to the employees of the Company is not segregated in FTBNA or FHN pension and postretirement calculations and is therefore not available.

Occasionally, the Company enters into fixed-income securities trades with FTBNA at current market value.

As of December 31, 2018, $105,486,997 of the Company's cash and cash equivalents is held in a noninterest bearing checking account with FTBNA.

As of December 31, 2018, the Company had a net receivable balance of $18,900 from FTBNA consisting of income taxes receivable of $604,240 and accrued compensation and other expenses of $585,340. There are no specific repayment terms related to this receivable, but all related-party transactions are settled periodically throughout the year.

The transactions with FTBNA and FHN described above and the effect thereof on the accompanying financial statements may not necessarily be indicative of the effect that might have resulted from dealing with nonaffiliated parties.

(10) Furniture, Equipment, and Leasehold Improvements, net

Furniture, equipment, and leasehold improvements consist of the following at December 31, 2018:

Furniture and equipment	$	179,845
Communications and computer equipment		1,427
		181,272
Less accumulated depreciation and amortization		(163,700)
	$	17,572

(11) Regulatory Requirements

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-l), which requires the maintenance of minimum net capital, as defined. The Company has elected to use the alternative method permitted by this rule, which requires that minimum net capital be maintained at the greater of $1,000,000 or 2% of aggregate debit items computed in accordance with the formula for determination of reserve requirements pursuant to Rule 15c3-3 of The Securities Exchange Act of 1934 (the Act), as defined. At December 31, 2018, the Company's net capital, as defined, totaled $228,114,610, which was $227,114,610 greater than its required net capital of $1,000,000.

In accordance with Rule 15c3-3 of the Act, as required, the Company segregates certain funds or qualified securities in accounts designated for the exclusive benefit of customers. Based on the computation for determination of reserve requirement at December 31, 2018, $34,276 was required to be segregated; however, the Company chose to segregate $3,000,000 of cash for the exclusive benefit of customers.

(12) Commitments and Contingencies

Some contracts that the Company enters into in the normal course of business include indemnification provisions that obligate the Company to make payments to the counterparty or others if certain events occur. The indemnification clauses are often standard contractual terms and were entered into in the normal course of business based on an assessment that the risk of loss would be remote. Since there are no stated or notional amounts included in the indemnification clauses and the contingencies triggering the obligation to indemnify have not occurred and are not expected to occur, the Company is not able to estimate the maximum potential amount of future payments under these indemnification clauses. There are no amounts reflected on the statement of financial condition as of December 31, 2018 related to these indemnifications.

The Company is a party to financial instruments and commitments in the normal course of business to conduct trading activities with customers and broker/dealers, and manage market risks. These financial instruments and commitments include forward commitments to purchase and sell securities, securities sold not yet purchased, securities purchased and sold on a when-issued basis (when-issued securities), and firm underwriting commitments. These instruments and commitments involve, to varying degrees, elements of credit and market risk. Credit risk is the possibility that a loss may occur because a party to a transaction fails to perform according to the terms of the contract or the creditworthiness of the

issuer of a security declines. Market risk is the possibility that a change in interest rates will cause an unfavorable change in the value of a financial instrument.

The Company controls the credit risk arising from these instruments and commitments through its credit approval process and through the use of risk control limits and monitoring procedures. It evaluates each issuer's, customer's or other broker/dealer's creditworthiness on a case-by-case basis.

If collateral is deemed necessary to reduce credit risk, the amount and nature of the collateral obtained is based on management's credit evaluation of the other party. Based on the Company's assessment of each of its counterparties, except for the collateral arrangements described in Note 6, no additional collateral was required by the Company at December 31, 2018.

The market risk associated with trading financial instruments and commitments, the prices of which fluctuate regularly, is managed by imposing limits as to the type, amounts, and degree of risk that traders may undertake. These limits are approved by senior management, and the risk positions of traders are reviewed on a daily basis to monitor compliance with the limits.

Contingent liabilities arise in the ordinary course of business, including those related to lawsuits, arbitration, mediation, and other forms of litigation. Various litigation matters are threatened or pending against the Company. Also, the Company at times receives requests for information, subpoenas, or other inquiries from federal, state and other regulators, from other government authorities, and from other parties concerning various matters relating to the Company's business. Certain matters of that sort are pending at this time, and the Company is cooperating in those matters. In view of the inherent difficulty of predicting the outcome of these matters, particularly where the claimants seek very large or indeterminate damages, or where the cases present novel legal theories or involve a large number of parties, or where claims are possible but have not been brought, the Company cannot reasonably determine what the eventual outcome of the pending matters will be, what the timing of the ultimate resolution of these matters may be, or what the eventual loss or impact related to each matter may be. The Company establishes loss contingency liabilities for litigation matters when loss is both probable and reasonably estimable as prescribed by applicable financial accounting guidance. A liability generally is not established when a loss contingency either is not probable or its amount is not reasonably estimable. If loss for a matter is probable and a range of possible loss outcomes can be estimated, accounting guidance generally requires a liability to be established at the low end of the range. At December 31, 2018, there were no pending or threatened litigation matters as to which the Company had determined that material loss was probable and reasonably estimable or had established a material loss reserve.